UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the

                         Securities Exchange Act of 1934

                      and Rule 14f-1 under the Exchange Act

                            IMPLANTABLE VISION, INC.

             (Exact name of registrant as specified in its charter)

 Utah                                      0-10315                  95-4091368
 ----------                                ------                   ----------
(State or other jurisdiction of   (Commission File Number)   (IRS Employer
incorporation)                                            Identification Number)

              25730 Lorain Road, North Olmsted, Ohio 44070
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

                                 (216) 255-9698
                                 --------------
               (Registrant's telephone number including area code)

INFORMATION STATEMENT PURSUANT TO SECTION 14 (F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(F)-1 THEREUNDER

     This Information Statement is being mailed on or about January 31, 2006 to holders of record as of the close of business on January 25, 2006 of shares of common stock, $.001 par value per share ("Common Stock"), of Implantable Vision, Inc. (the "Company," "we," "us," or "our"). You are receiving this Information Statement in connection with the appointment of persons designated by JIG JIG, LLC, an Ohio limited liability company ("JIG"), to three seats on the Board of Directors of the Company (the "Board") in connection with the authorization to issue 30,000,000 common shares pursuant to the Plan and Agreement of Reorganization on December 16, 2005 representing approximately 96% of the Company's outstanding Common Stock.

     The appointment is being effected through an increase in the number of authorized board members, the resignation of incumbent directors after the appointment of new directors. Effective December 16, 2005, the date of the Share Purchase Agreement and Loan between us and other parties (the "Plan & Agreement") between JIG and (the "Agreement"), as one of the conditions for closing of the Agreement, our board is to be comprised of three directors appointed by JIG. As such, effective December 16, 2005, each of George Rozakis, Jerry Kaeni and Igor Valyunin were appointed to the Board (" Nominees") and our Board now consists of six members: George Rozakis, William Rozakis, Jerry Kaeni, Igor Valyunin, Jon Elliott, West Whiting and Redgie Green. Ten days after we file this Information Statement with the Securities and Exchange Commission ("SEC") and mail it to the registered holders of our Common Stock, Messrs. Jon Elliott, Wesley Whiting and Redgie Green have resigned from the Board. As the appointments to the Board have been effected other than at a meeting of our stockholders, Section 14(f)-1 of the Securities Act of 1934, as amended, together with Rule 14(f)-1 promulgated thereunder, require us to provide our stockholders and the SEC with the information set forth in this Information Statement not less than ten days prior to the date on which the JIG Nominees will constitute a majority of our board. No actions are required by our stockholders in connection with the appointment of the JIG Nominees. Nevertheless, you are urged to read this Information Statement carefully and in its entirety.

         THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.



     The Company has issued of 30,000,000 shares of Common Stock pursuant to the Plan and Agreement of Reorganization with JIG JIG, LLC (JIG). A total of 30,000,000 shares have been issued to interest holders of JIG, in exchange for 100% of JIG. 5,000 shares each have been issued to Wesley Whiting and Redgie Green as compensation for services as Directors in 2005.

     Additionally, on the Closing Date, Mr. Jon Elliott resigned from his position as our Chief Executive Officer, President, Secretary and Treasurer. Effective on the Closing Date, Mr. George Rozakis was appointed to serve as our President and Mr. William Rozakis was appointed to serve as our Secretary and Treasurer.

     In connection with the change in control of the Company, we also changed our business plan. Prior to the change in control, we had been a dormant business industry and had not realized any profitable operations. In connection with the change in control, our Board desires to pursue business endeavors related to ocular lens implantation. Accordingly, our Board intends to seek additional capital to enable us to carry out our new business plan.

                                VOTING SECURITIES

     As of the date of this Information Statement, our authorized capital stock consisted of 150,000,000 shares of Common Stock, $.001 par value, of which, 30,372,000 shares are issued and outstanding as of January __, 2006. Each share of Common Stock entitles the holder of the share to one vote.

                                   MANAGEMENT

Executive Officers and Directors

         Set forth below are the names, ages, position(s) with Company and business experience of our directors and executive officers.

NAME                                     AGE       POSITION
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
George Rozakis (1)(2)                              President/Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
William Rozakis (2)                                Secretary/Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Igor Valyunin (1)                                  Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Jerry Kaeni   (1)                                  Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Jon Elliott (3)                                    Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Wesley Whiting (3)                                 Director
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Redgie Green (3)                                  Director
--------------------------------------------------------------------------------
(1) New Director
(2) New Officer
(3) Resigning Director

         Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by an employment contract, at the discretion of the board of directors. Set forth below under "Business Experience" is a description of the business experience of our new executive officers and directors. The business experience of our resigning directors, Mssrs Elliott, Whiting and Green were contained in the Proxy Statement for the Registrant as filed with the SEC on August (or September) ___, 2005.

Business Experience

     GEORGE W. ROZAKIS MD - Dr. George W. Rozakis studied biomedical engineering at Case Western Reserve University and attended medical school at the Cornell Medical College and studied ophthalmology at the Duke Eye Center. He graduated from his residency program in 1987.

Soon after graduation, Dr. Rozakis became the second surgeon in United States to perform PRK surgery (LASIK's predecessor). This is a form of laser refractive surgery involving the lasering of the eye starting at its surface. He became involved in this project as a clinical investigator with Summit technologies and found that the procedure was effective, however produced a substantial amount of pain for the patient and the quality of vision was not as good as desired by the industry.

In 1992, he became aware of the new procedure call refractive lamellar keratoplasty. This procedure was the forerunner of LASIK refractive surgery. Dr. Rozakis learned this procedure from Dr. Ruiz in Bogota Colombia and brought it to the United States. He published a book on this subject call Refractive Lamellar Keratoplasty.

In 1994, he developed his own excimer laser to perform LASIK refractive surgery after seeing how refractive lamellar keratoplasty and the excimer laser could nicely combined forces to produce the LASIK procedure. During this time he patented certain methods and apparatuses surrounding the LASIK procedure, including a method to use the laser to treat the problem of bifocals. His colleagues, seeing his expertise in LASIK refractive surgery purchased lasers from him to also begin this exciting procedure. Together with these colleagues he helped establish the Keratomileusis Study Group, an international study group dealing with these types of procedures. Furthermore, during this period he worked extensively with the Food and Drug Administration regarding his research with LASIK.

In 1996, he reasoned that LASIK would not be the ideal surgical procedure for the very nearsighted. He identified a scientist in Moscow named Igor Valyunin. He teamed up with a group of business people as their medical director to take Dr. Valyunin's technology into the marketplace. In order to help fund this venture he formed the Vision Venture Fund (VVFI), an international group of physicians investing in early-stage ophthalmic technologies. Under his guidance VVF1 invested in International Vision, Inc., the company structure to bring Igor's Russian phakic lens technology to the marketplace.

International Vision Inc. transferred the technology to the United States and acquired a California based manufacturing facility called Medennium. The Company utilized international data generated by Dr. Rozakis and his colleagues to bypass FDA Phase 1 and obtain a CE Mark in Europe. The technology was sold to Medaminimum Today the United States marketing rights have been licensed to CIBA Novartis and the international rights to IOLTECH - Zeiss.

In 1998, he was voted by his peers to receive the Prof. Jose Ignacio Barraquer Award - an international award for his contribution to LASIK refractive surgery. He was also the national medical director of Lasersight Centers and has written and published multiple textbooks on refractive surgery.

Dr. Rozakis is also a member of the American Society of Cataract and Refractive Surgery, American Society of Ophthalmic Administrators, American Academy of Ophthalmology (Fellow), Research to Prevent Blindness, Ohio Ophthalmological Society, Cleveland Ophthalmological Society, European Society of Refractive Surgeons, Association for Research in Vision and Ophthalmology, American Medical Association, North Carolina Medical Society, International Society of Refractive Surgery, and the International Society of Ocular Surgeons. He has close to 50 publications in the areas of LASIK, phakic lenses and general refractive surgery. In addition, he has been a keynote speaker in all of the above areas and has trained or consulted hundreds of physicians in refractive surgery techniques and patient complications.

Dr. Rozakis continues to practice laser refractive and phakic refractive lens surgery in his office. His goals are to continue to champion phakic refractive lenses in the field of refractive surgery. He also has interests in the world of AntiAging medicine and is awaiting final patent approval of a novel method of treating patients who need to wear bifocals.


DR.IGOR VALYUNIN

Igor Valyunin - Dr. Valyunin was Chief Biopolymer Engineer at the Dr. Federov Eye Institute (MNTK) in Moscow, Russia and a key member of the group that invented phakic refractive lenses in the 1980's. He has over 20 years of experience in developing and manufacturing the lenses and has developed and patented in conjunction with Dr. Rozakis, the design of our lens.

In 1997, he held the patent on the PRL phakic lens that was licensed by International Vision, Inc. The company transferred the technology to the United States and subsequently acquired Medennium, Inc., a California manufacturing facility. The lens utilized international data to bypass Phase I FDA studies and is currently in FDA Phase III trials. The marketing rights were licensed to CIBA Novartis in the United States, and Zeiss Inc. internationally. Since that time, Igor developed a new generation of lenses, including product line extensions, to be commercialized by our company, Implantable Vision, Inc.

He received his degree from the Leningrad Technology Institute in Russia with a specialization in Chemistry, technology of organic synthesis. He also remained at the university and received an MBA equivalent degree.


JERRY KAENI - Mr. Kaeni is the founder, the president and CEO of Millennium Biomedical, Inc. (MBI), a California Corporation engaged in the business of developing and manufacturing ophthalmic medical devices since July of 1997. During his tenure, the company has successfully developed intraocular lenses
(IOL's), provided contract manufacturing, and marketed ophthalmic devices domestically and internationally. The company is FDA registered and has obtained five 510(k) for ophthalmic devices.

He has 22 years of experience in the ophthalmic device development and manufacturing. Prior to founding MBI he worked at IOLAB Corporation, a Johnson & Johnson company, for over 14 years managing projects vital to the success of the company including process transfer internationally, Supplier Management Product management, product and process development.

Prior to joining IOLAB Corporation Jerry Kaeni was the Engineering Manager at ESCO Corporation in Portland, Oregon. He was engaged in productivity improvements and product cost reduction projects, process development and costing. Jerry Kaeni has a degree in Engineering from Oregon Sate University.

WILLIAM ROZAKIS - Mr. Rozakis has spent the last six years involved in early staged medical device, biotechnology and information technology companies. He has raised several million dollars for multiple ventures and has assisted in the structuring, planning and documentation for each organization. He has also been involved in the clinical trial data organization process and developed a web-based trial & medical record expert software system. This robust platform has been exclusively licensed to Medical Logics, LLC and it is currently used for AntiAging evaluations and facilitating medical decisions made between experts and physicians for their patients. In addition, he has been involved in refractive surgery since 1995 and participated with Dr. Rozakis in the development of his laser and subsequent algorithms for customized LASIK treatments.

Mr. Rozakis graduated from Duke University with a degree in biomedical engineering and economics. At Duke, he has performed research in the areas of topography-guided LASIK, developed phakic lens clinical trial protocols, and designed an infant x-ray monitor to minimize radiation exposure in neonates. He has extensive experience in ASP, PHP, Linux, VBScript, JavaScript, SQL, database management and HTML programming.

Other Information regarding our Directors and Executive Officers

     There is a family relationship among the current executive officers and directors, William Rozakis is the son of Dr. George Rozakis. Also, none of our executive officers or directors are involved in a proceeding adverse to us. Additionally, none of such persons are or have been:

         o involved in a bankruptcy petition filed by or against any business of which such persons was a general partner or executive officer either at the time of bankruptcy or within two years prior to that time;

         o convicted of a criminal proceeding or is being subject to a pending criminal proceeding;

         o subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limited his involvement in any type of business, securities or banking activities; or

         o found by a court of competent jurisdiction, the SEC or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law and the judgment has not been reversed, suspended or vacated.

Employment Agreements

     We do not have employment agreements with any officers as of the date hereof. We may enter into such agreements in the future.

Section 16(a) Beneficial Ownership Reporting Compliance

     Section 16(a) of the Exchange Act requires that our directors, executive officers and persons who own more than 10% of our outstanding common stock file initial reports of ownership and reports of changes in ownership in the common stock with the SEC. Officers, directors and stockholders who own more than 10% of the outstanding common stock of the Company are required by the SEC to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on the review of the copies of these reports furnished to us and written representations that no other reports were required during the year ended December 31, 2005, all officers, directors and 10% stockholders have complied with all applicable Section 16(a) filing requirements.

Corporate Governance

         We are not a "listed company" under SEC rules and are, therefore, not required to have an audit committee comprised of independent directors. Our entire Board serves as our audit committee. No member of our Board is considered "independent" pursuant to Section 10A(m)(3) of the Securities Act of 1934, as amended. The Board has determined that its members are able to read and understand fundamental financial statements and have substantial business experience that results in their financial sophistication. Accordingly, the Board believes that its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations of members of the audit committee.

         Additionally, our Board does not have a standing compensation or nominating committee. Because we do not have such committees, our full Board performs the functions of such committees. In considering director nominees, at a minimum, our Board will consider: (i) whether the director nominee provides the appropriate experience and expertise in light of the other members currently serving on the board and any other factors relating to the ability and willingness of a nominee to serve on the board, (ii) the number of other boards and committees on which the nominee serves, and (iii) the director nominee's business or other relationship, if any, with us, including whether the director nominee would he subject to a disqualifying factor in determining the nominee's "independence" as defined by the listing standards of the relevant securities exchanges. As of the date of this Information Statement, our Board has not adopted procedures for the recommendation of nominees for the board of directors. Our Board will accept nominations from our stockholders.

Stockholder Communication with the Board

     Stockholders  may  send   communications   to  our  Board  by  writing  to:
Implantable Vision, Inc., 25730 Lorain Road, North Olmsted, OH 44070 attention Board or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

                             EXECUTIVE COMPENSATION

Executive Officer Compensation

         The following  table sets forth the  compensation  payable to our Chief
Executive  Officer and other  executive  officers  of the  Company   for
services in all capacities to the Company and its subsidiaries during the two years ended December 31, 2005.

Annual Compensation

------------------------------- ---------------------------- ---------------------------- ----------------------------
Name And Principal Position     Salary                       Bonus                        Total
------------------------------- ---------------------------- ---------------------------- ----------------------------
------------------------------- ---------------------------- ---------------------------- ----------------------------
George Rozakis, (1)             2005 0                            0                            0
------------------------------- ---------------------------- ---------------------------- ----------------------------
William Rozakis (1)             2005 0                            0                            0
------------------------------ ----------------------------- ---------------------------- ----------------------------
Jon Elliott, President/CEO      2004 None                    2004 None                    2004 None
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                2005 None                    2005 None                    2005 None
------------------------------- ---------------------------- ---------------------------- ----------------------------
Wesley Whiting, Secretary       2004 None                    2004 None                    2004 None
------------------------------- ---------------------------- ---------------------------- ----------------------------
                                2005 None                    2005 None                    2005 None
------------------------------- ---------------------------- ---------------------------- ----------------------------
(1) Newly appointed December 2005



         The Company has not adopted any stock option or other forms of incentive compensation plans at this time.

                           Compensation of Directors
                           -------------------------

Our directors do not receive any compensation pursuant to any standard arrangement for their services as directors. Wesley Whiting and Redgie Green each received 5,000 shares of common stock in 2005 for their services rendered in 2005.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         We have set forth in the following table certain information regarding our Common Stock beneficially owned on the date of this Information Statement for each stockholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and
(iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of the security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. Except as otherwise indicated, each stockholder named in the table has sole voting and investment power with respect to the shares beneficially owned. On the date of this Information Statement, there were 30,372,000 shares of common stock outstanding.




Jon Elliott, Director
7609 Ralston Road
Arvada, CO 80002

Wesley Whiting, Director
10200 W. 44th Ave.
Suite 210-E
Wheat Ridge, CO 80033

Redgie Green, Director
7609 Ralston Road                                                                  5,000                   .4%
Arvada, CO  80002

George Rozakis President/Director                                              3,521,964                 11.58%
25730 Lorain Road
North Olmsted, OH 44070

Rozakis Family, LLC  (1)                                                       3,500,000 (1)             11.52%
25730 Lorain Road
North Olmsted, OH 44070

Rozy Ventures II (2)                                                           3,044,703 (1)             10%
25730 Lorain Road
North Olmsted, OH 44070

Jerry Kaeni, Director                                                          8,666,667                 28.5%
25730 Lorain Road
North Olmsted, OH 44070

Igor Valyunin, Director                                                        7,266,667                 23.9%
3862 South Lake Dr.
Apt. 102
St. Francis, WI 53235-5232

Alex Hatsis                                                                    2,000,000                  6.5%
2 Lincoln Ave
Suite 401
Rockville Centre, NY 11570

Kavouria, LLC                                                                  2,000,000(2)               6.5%
25730 Lorain Road
North Olmsted, OH 44070

William Rozakis (2), Secretary                                                 5,044,703                 16.5%
25730 Lorain Road
North Olmsted, OH 44070

Kavouria
All executive officers and directors as a group

(1) Controlled by Betty and George Rozakis, the aggregate of the Rozakis, the aggregate of the Rozakis family beneficial holdings being 23.1%.

(2) Kavouria, LLC and Rozy Ventures LLC are managed by William Rozakis for whom the aggregate beneficial holdings redeemed to be 16.5%.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The company settled approximately $285,000 in loans from Jon Elliott for $100,000 and the company paid $5,000 to Jon Elliott to retire 300,000 common shares to treasury.

                                               SIGNATURES

         Pursuant to the requirements of the Exchange Act, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                               Implantable Vision, Inc.

                                                     (Registrant)



Date: January 20, 2006

                                               By:/s/George Rozakis

                                                     George Rozakis, President